SEC 18005348 ON

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SEC Mail Processing Section MAR 01 2018 Washington DC 415

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37135

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RBS SECURITIES INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 WASHINGTON BOULEVARD
(No. and street)

STAMFORD	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROONEY COLEMAN **203-897-4294**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

300 FIRST STAMFORD PLACE	STAMFORD	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RBS SECURITIES INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBS SECURITIES INC.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Rooney Coleman, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to RBS Securities Inc. as of and for the year ended December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

______________________ 27 Feb 2018

Signature Date

Chief Financial Officer

Title

Subscribed and sworn to before me

on this 27th day of February, 2018

____

Notary Public


MARIE CARMEL PAULEMON
NOTARY
PUBLIC
MY COMM. EXPIRES AUG. 31, 2021
CONNECTICUT

Ernst &Young LLP
300 First Stamford Place
Stamford, CT 06902-6765
Tel: +1 203 674 3000

Building a better
working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors of RBS Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RBS Securities Inc. (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

February 27, 2018

RBS SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

	$m
ASSETS	
Cash and cash equivalents	126
Cash and securities segregated under federal and other regulations	775
Receivables from brokers, dealers and other institutions	101
Receivables from customers	123
Securities purchased under agreements to resell and other collateralized financing arrangements	24,322
Financial instruments owned, at fair value ($758 million pledged as collateral)	5,230
Accrued interest receivable	69
Other assets	538
Total Assets	31,284

	$m
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term borrowings	264
Payables to brokers, dealers and other institutions	833
Payables to customers	646
Securities sold under agreements to repurchase and other collateralized financing arrangements	21,592
Financial instruments sold, but not yet purchased, at fair value	3,275
Accrued interest payable	23
Other liabilities	2,214
Total Liabilities	28,847
Subordinated liabilities	685
STOCKHOLDER'S EQUITY	
Common stock, par value $1 per share, 10,000 shares authorized, 8,000 shares issued and outstanding	-
Additional paid-in capital	1,585
Retained earnings	167
Total Stockholder's Equity	1,752
Total Liabilities and Stockholder's Equity	31,284

The accompanying notes are integral part of the statement of financial condition.

1. Organization and Nature of Business

RBS Securities Inc. ("RBSSI" or the "Company") is a wholly owned subsidiary of RBS Holdings USA Inc. ("RBSHI"). RBSHI is a wholly owned subsidiary of NatWest Group Holdings Corporation ("NWGH"), which is an indirect wholly owned subsidiary of The Royal Bank of Scotland Group plc ("RBS"). The UK Government is the ultimate majority shareholder of RBS. The UK Government's shareholding is managed by UK Financial Investments Limited ("UKFI"), a company wholly owned by the UK Government.

RBSSI is a registered broker-dealer and a registered Futures Commission Merchant ("FCM") and, accordingly, is subject to the minimum net capital requirements of the U.S. Securities and Exchange Commission ("SEC") and the U.S. Commodity Futures Trading Commission ("CFTC"). RBSSI is a primary dealer of U.S. Government securities and is principally engaged in the purchase, sale and financing of U.S. Treasury, U.S. Agency, corporate debt, and the execution and clearance of exchange traded futures and options on futures contracts. RBSSI transacts primarily with institutional counterparties and government sponsored entities.

2. Significant Accounting Policies

Basis of Presentation / Use of Estimates
This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") that require management to make estimates and assumptions regarding compensation expense accruals, tax provision calculations including valuation allowance for deferred tax assets, provision for losses that may arise from litigation or regulatory matters, and other items that affect the statement of financial condition and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

Cash and Cash Equivalents
RBSSI has defined cash equivalents as highly liquid investments including money market instruments, federal funds sold and overnight time deposits with original maturities of three months or less. Substantially all cash is on deposit with major money center banks.

Receivables from and Payables to Brokers, Dealers, Other Institutions and Customers
Receivables from brokers, dealers, and other institutions primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"), cash margin receivables on financing transactions and receivables related to futures contracts. Payables to brokers, dealers, and other institutions include net payables arising from unsettled trades, amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"), cash margin payables on financing transactions and payables related to futures contracts.

Receivables from customers include amounts receivable for securities not delivered by the Company to a customer by the settlement date ("delivery-versus-payment") and receivables due from customers on cash margin transactions for futures contracts. Payables to customers include amounts payable for securities not received by the Company from a customer by the settlement date ("receive-versus-payment") and payables due to customers on cash margin transactions for futures and listed options contracts.

Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition. The Company reserves

Continued

for receivables from brokers, dealers, other institutions and customers when the receivable is no longer believed to be collectible. Receivables and payables arising from fails-to-deliver, fails-to-receive, delivery-versus-payment, and receive-versus-payment transactions are presented on a net basis, by security and counterparty.

Collateralized Financing Arrangements
Collateralized financing transactions, including securities purchased under agreements to resell and securities sold under agreements to repurchase, are carried at the contract value plus accrued interest as specified in their respective agreements. Securities subject to these arrangements are principally U.S. Government and U.S. Government Agency debentures. Principal and accrued interest amounts are presented on a net basis by counterparty and maturity date where trades are subject to master netting agreements. It is RBSSI's policy to obtain collateral with a market value equal to or in excess of the principal amount loaned under collateralized financing arrangements. Collateral is valued daily and RBSSI may require counterparties to deposit additional collateral or return pledged collateral when appropriate.

Securities borrowed are carried at the amounts of cash collateral advanced in connection with those transactions. Securities subject to these arrangements are primarily U.S. Government securities and U.S. Government Agency debentures. Interest is accrued at the stipulated contract rate. RBSSI's policy is to monitor the value of the securities borrowed on a daily basis and to obtain additional collateral as is necessary.

Fair Value Measurements
Fair value is defined as the price that could be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Control Environment
The control environment for the determination of the fair value of financial instruments includes formalized protocols for the review and validation of fair values independent of the businesses entering into the transactions. There are specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification.

A key element of the control environment is the independent price verification ("IPV") process. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly observable from available prices, or may be derived using a model and variable inputs. These valuations are reviewed and, if necessary, amended by a team independent of those trading the financial instruments in light of available pricing evidence.

Monthly meetings are held between the business and the support functions to discuss the results of the IPV process. The IPV control includes formalized reporting and escalation of any valuation differences in breach of established thresholds.

The Company has an IPV forum/working group which meets regularly. This forum includes representatives who participate in a global IPV committee which meets formally on a monthly basis to discuss independent pricing, reserving and valuation issues. All material methodology changes require review and ratification by this committee. This committee includes members representing several independent review functions including market risk and finance.

Continued

Valuation Hierarchy

The accounting guidance for fair value measurements establishes a framework for measuring fair value using a three level hierarchy based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. Fair value measurement accounting guidance does not dictate when fair value should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. An entity is required to choose appropriate valuation techniques based upon market conditions, availability, reliability and observability of valuation inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Valuations are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect management's own assumptions that the Company believes would be used by market participants in valuing the asset or liability but that are unobservable.

The level which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. RBSSI reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in their significance which may result in a transfer between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the beginning of the reporting period.

Financial Instruments

Regular-way securities transactions are recorded in the statement of financial condition on trade date and measured at fair value. Fair value is based generally on quoted market prices or dealer price quotations. To the extent that prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

Litigation and Other Matters

RBSSI is involved, from time to time, in reviews, investigations and proceedings (both formal and informal) regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. RBSSI recognizes a contingent liability in other liabilities in the statement of financial condition when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, RBSSI accrues the most likely amount of such loss, and if such amount is not determinable, RBSSI accrues the minimum of the range of probable loss. The

Continued

determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine the degree to which any loss is probable or reasonably estimable.

Income Taxes
RBSSI is included in the consolidated U.S. federal and certain combined state income tax returns of RBSHI's U.S. holding company parent, NWGH. In addition, the Company files returns on a separate company basis in certain jurisdictions as required. The Company's federal and certain combined state income taxes are calculated as if the Company filed on a separate return basis and any tax attributes are utilized according to the combined return as filed, as opposed to a stand-alone calculation. The current state tax payables/receivables as per the combined state returns are settled annually when filed.

RBSSI's deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, a valuation allowance has been recorded for the portion of the deferred tax asset that more likely than not will not be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry forward period are reduced or increased and additional weight may be given to subjective evidence such as our projections for growth.

RBSSI recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

Compensation Plans
The 2010 Deferral Plan and the 2014 Employee Share Plan ("the Plans") of RBS affect employees of RBS, including employees of the Company. The Plans require that a predefined amount be paid in the current year with the remaining award to be deferred over a period of up to 62 months from the reporting date. Multiple payments are made to employees over the deferred period which will be settled in RBS equity shares, debt of RBS or cash. Awards may be subject to forfeiture and clawback, as defined in the Plans, at the discretion of the RBS Board of Directors' Remuneration Committee. Effective December 2014, no new awards were granted under the 2010 Deferral Plan.

RBSSI recognizes compensation expense for each payment, as if it was a separate award with a separate service period. The overall cost of each payment is measured at fair value as of the grant date, which may coincide with the end of the service period as a result of the clawback provision. At each reporting date, RBSSI estimates the fair value of each payment by estimating fair value of the RBS debt and utilizing the quoted market price for RBS equity shares. RBSSI does not expect to reimburse RBS or receive payment from RBS for any increase or decrease in the value of the RBS equity shares. Recognition of additional compensation expense attributable to appreciation in RBS equity shares is accounted for as a capital contribution and decreases in compensation expense attributable to a decrease in the value of RBS equity shares are accounted for as a reduction of capital. RBSSI accrues compensation expense on a straight-line

Continued

basis over the applicable service period for the fair value of each respective payment, less a provision for forfeitures. Management utilizes historical data to estimate the impact of forfeitures. The ultimate impact of forfeitures may materially differ from management's estimate. Interest on RBS debt is accrued at stipulated rates.

In connection with the 2014 Employee Share Plan, employees in certain roles of the Company may be eligible for Role Based Allowances ("RBA") which are payable in cash and/or RBS equity shares. RBA is fixed compensation that settles in cash and/or the appropriate quantity of RBS shares which have an aggregate market value on RBA payment date equal to the RBA installment. RBSSI accrues compensation expense on a straight-line basis over the period the RBA is in effect. RBSSI has an agreement to reimburse RBS for the value of RBS equity shares paid to RBSSI employees in connection with the RBA.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The ASU also provides guidance on accounting for certain contract costs and requires new disclosures. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. In January 2018, the Company adopted the standard, applying it on a modified retrospective basis, recognizing the cumulative effect by initially applying the standard as an adjustment to the opening balance of retained earnings. The application of this ASU resulted in no cumulative retained earnings adjustment. The Company has evaluated its contracts with customers and nature of its business and has determined further impact of this ASU will result in enhanced disclosures for the Company's revenue from contracts with customers as well as grossing up certain syndicate underwriting expenses when RBSSI is acting in a principal capacity. The impact of the grossed up expenses is not expected to be material.

In January 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities", which provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. This ASU will be effective for annual reporting periods beginning after December 15, 2017. The Company has evaluated the impact that the standard has on the statement of financial condition and it does not have a material impact.

In March 2016, the FASB issued ASU 2016-09 "Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting". ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This ASU became effective for the Company beginning January 1, 2017 and the impact was not material to the statement of financial condition.

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". ASU 2016-13 amends the criteria for recognizing credit losses on financial assets not carried at fair value through net income. US GAAP requires an incurred loss methodology for recognizing credit losses which delays recognition until it is probable. Under ASU 2016-13 the criteria would be amended to reflect credit losses that are expected but do not yet meet the probable threshold. This ASU will be effective for annual reporting periods beginning after December 15,

Continued

2019. The Company is evaluating the impact that the standard will have on the statement of financial condition and does not expect the impact to be material.

In November 2016, the FASB issued ASU 2016-18 "Statement of Cash Flows (Topic 230) – Restricted Cash". ASU 2016-18 provides guidance on the disclosure of total cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of year and end of year total amounts shown in the statement of cash flows. This ASU is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. The impact will affect the statement of cash flows wherever presented.

In May 2017, the FASB issued ASU 2017-09 "Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting". ASU 2017-09 provides guidance about which changes to terms or condition of a share-based payment award require an entity to apply modification accounting in Topic 718. This ASU will become effective for annual reporting periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted. The Company has evaluated the impact that the standard will have on the statement of financial condition and does not expect the impact to be material.

3. Cash and Securities Segregated Under Federal and Other Regulations

Under the provisions of SEC Rule 15c3-3, as of December 31, 2017, "qualified securities" (as defined under SEC Rule 15c3-3) with a fair value of $649 million have been segregated for the exclusive benefit of customers and qualified securities with a fair value of $53 million have been segregated for the proprietary accounts of brokers. Of the qualified securities, securities with a fair value of $181 million are included in cash and securities segregated under federal and other regulations in the statement of financial condition. Additionally, securities received as collateral from securities purchased under agreements to resell transactions with a fair value of $521 million have been segregated under federal and other regulations.

As a FCM, RBSSI is required to segregate funds in segregated funds accounts (under Section 4d(2) of the Commodity Exchange Act ("CEA")) and secured funds held in separate accounts (under CFTC Regulation 30.7) and cleared swap customer accounts (under 4D(F) of the CEA). As of December 31, 2017, for these purposes, $40 million and $554 million are held in accounts at banks and exchanges, respectively, and are reflected in the statement of financial condition as cash and securities segregated under federal and other regulations. Additionally, RBSSI segregated $71 million of customer owned securities deposited at clearing organizations. These segregated securities are not included in the statement of financial condition.

4. Securities purchased/sold under agreements to resell/repurchase and other collateralized financing agreements

The Company enters into various collateralized financing transactions to, among other things, acquire securities to cover short positions, to settle other securities obligations, and to finance the Company's long inventory positions. The table below summarizes the type of collateralized financing arrangements reported in the statement of financial condition at December 31, 2017:

Assets	$m
Securities purchased under agreements to resell	20,688
Securities borrowed	3,634
	24,322

Liabilities	$m
Securities sold under agreements to repurchase	21,592

In order to manage credit exposure arising from such transactions, the Company enters into master netting agreements and collateral agreements with counterparties that provide the Company the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty in the event of a counterparty default, such as bankruptcy or a counterparty's failure to pay or perform. The Company generally takes possession of securities purchased under agreements to resell and securities borrowed and receives securities and cash posted as collateral with the right to re-hypothecate. In certain cases, the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also continuously monitors the fair value of the transactions' underlying securities as compared with the related receivable or payable, including accrued interest and requests additional collateral as provided under the applicable agreement, to ensure such transactions are adequately collateralized.

Continued

The following tables summarize the offsetting of these instruments and related collateral amounts:

	Gross Amounts $m	Amounts offset in the Statement of Financial Condition $m	Net amounts of Assets/Liabilities Presented in the Statement of Financial Condition $m	Amounts Not Offset in the Statement of Financial Condition [(1)] $m	Net Exposure $m
Assets					
Securities purchased under agreements to resell	47,030	(26,342)	**20,688**	(20,676)	12
Securities borrowed	3,634	-	**3,634**	(3,560)	74
Liabilities					
Securities sold under agreements to repurchase	47,934	(26,342)	**21,592**	(21,592)	-

(1) Amounts relate to transactions under master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

RBSSI pledges collateral in conjunction with its securities sold under agreements to repurchase. At December 31, 2017, $47,533 million of the Company's securities sold under agreements to repurchase and other collateralized financing arrangements were collateralized with U.S. Government and U.S. Government Agency securities. Transactions with maturities of three months or less amounted to $44,443 million as of December 31, 2017, with the remaining transactions having maturities up to one year.

5. Receivables and Payables from/to brokers, dealers and other institutions

The following table represents RBSSI's receivables and payables from/to brokers, dealers and other institutions as of December 31, 2017:

	Assets $m	Liabilities $m
Unsettled trades	-	518
Securities failed-to-deliver/receive	46	249
Clearing deposits	22	-
Cash margin receivables/payables	15	50
Broker receivables/payables	12	9
Other	6	7
	101	833

6. Receivables and Payables from/to customers

The following table represents RBSSI's receivables and payables from/to customers as of December 31, 2017:

	Assets $m	Liabilities $m
Customer receivables/payables	-	543
Delivery/receive versus payment	123	103
	123	646

7. Financial Instruments

The following table presents RBSSI's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value by type, as of December 31, 2017:

	Assets $m	Liabilities $m
U.S. Government obligations	4,518	3,081
U.S. Government Agency debentures	450	32
Corporate debt securities	258	159
Other	4	3
	5,230	3,275

8. Fair Value Disclosures

RBSSI's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note 2 for additional information regarding the fair value hierarchy.

In determining fair value, RBSSI separates financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value into categories (U.S. Government obligations, U.S. Government Agency debentures, and Corporate debt securities). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2017, all of RBSSI's securities are classified within Level 1 or 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include primarily U.S. Government obligations and U.S. Government Agency debentures. Such instruments are principally classified as Level 1. The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency include corporate debt securities or certain U.S. Government Agency debentures. These instruments are classified as Level 2.

The following tables present RBSSI's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2017 by financial statement line item caption, type of instrument, and level within the fair value hierarchy:

	Level 1 $m	Level 2 $m	Total $m
Assets			
Securities segregated under federal and other regulations (1)	**181**	**-**	**181**
Financial instruments owned, at fair value:			
U.S. Government obligations	4,518	-	4,518
U.S. Government Agency debentures	352	98	450
Corporate debt securities	-	258	258
Other	4	-	4
Total financial instruments owned, at fair value	**4,874**	**356**	**5,230**
Total assets at fair value	**5,055**	**356**	**5,411**

	Level 1 $m	Level 2 $m	Total $m
Liabilities			
Financial instruments sold, not yet purchased, at fair value			
U.S. Government obligations	3,081	-	3,081
U.S. Government Agency debentures	32	-	32
Corporate debt securities	-	159	159
Other	3	-	3
Total liabilities at fair value	**3,116**	**159**	**3,275**

(1) This population consists of U.S. Government obligations.

At December 31, 2017, there were no Level 3 assets or liabilities.

During the year ended December 31, 2017, there were approximately $10 million of Level 3 assets sold with no other significant movements in this level. There were $5 million and $3 million of assets and liabilities, respectively, reclassified from Level 2 to Level 1 primarily due to increased market activity for these instruments. Conversely, there were $2 million of assets reclassified from Level 1 to Level 2 primarily due to decreased market activity for these instruments.

Continued

Financial Instruments not carried at Fair Value

The following table presents the carrying values and estimated fair values of certain financial assets that are not measured at fair value, including their classification in the fair value hierarchy:

	Carrying Value $m	Estimated Fair Value Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets					
Cash and cash equivalents	126	126	-	-	126
Cash segregated under federal and other regulations	594	594	-	-	594
Receivables from brokers, dealers and other institutions	101	-	101	-	101
Receivables from customers	123	-	123	-	123
Securities purchased under agreements to resell and other collateralized financing arrangements	24,322	-	24,318	-	24,318
Accrued interest receiveable	69	-	69	-	69
Other assets	220	-	222	6	228
Liabilities					
Short-term borrowings	264	-	264	-	264
Payables to brokers, dealers and other insitutions	833	-	833	-	833
Payables to customers	646	-	646	-	646
Securities sold under agreements to repurchase and other collateralized financing arrangements	21,592	-	21,585	-	21,585
Accrued interest payable	23	-	23	-	23
Other liabilities	113	-	113	-	113
Subordinated liabilities	685	-	686	-	686

Generally the carrying value of Company's assets and liabilities in the table above approximates fair value due to the relatively short-term nature of the instruments. The estimated fair value of securities purchased under agreements to resell, securities sold under agreements to repurchase and other collateralized financings is determined using repo market rates throughout the term of the agreement. A simple approach of calculation of carrying value is used with no discounting of cash flows due to the short term nature of the agreements. The estimated fair value of subordinated liabilities is determined using a discounted cash flow methodology.

Continued

9. Risk Management

As a participant in the government securities and credit markets, RBSSI is exposed to various risks that arise in the normal course of its business. The risks to which RBSSI are subject to include market, credit, operational, legal, regulatory and financial control risks.

RBSSI monitors and controls its risk exposures on a daily basis through financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, RBSSI believes that it has effective procedures for evaluating and limiting, where possible, the market, credit, operational and other risks to which it is subject. RBSSI's senior management has an active role in the risk management process and through documented policies and procedures, requires that various internal control and business groups participate in providing monitoring and oversight. These include, but are not limited to Management Committee, Transformation Executive Steering Group, Asset and Liability Committee, the Underwriting Commitments Committee, Legal/Regulatory Accrual Committee, Operating Forum, Risk Forum, the Business Taxonomy & Transaction Approval Policy (BTTAP) and Change Risk Review (CRR) Process, and the Credit Approval Process. In addition, the Company's risk management practices are subject to periodic review by the Company's internal auditors and RBS Risk Management.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities, or other market factors, such as liquidity, will result in market value losses for a position or portfolio. The Company's exposure to market risk is affected by the factors of the markets in which the Company participates.

Market risk is monitored daily and controlled through risk limits, position limits, management oversight, stress testing and regular independent pricing reviews. The Company attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk measures.

Credit Risk

Credit risk arises from the potential that a counterparty to a transaction with the Company or an issuer of securities or underlying instruments held by RBSSI might fail to perform under its contractual obligations, which could result in RBSSI incurring losses.

The Company controls credit risk by monitoring counterparty credit exposures, haircut and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties at inception of the relationship with the Company and on an ongoing basis, and requiring haircut levels to be adjusted or collateral to be deposited with the Company when deemed necessary. Collateral held is most often in the form of U.S. Government securities, U.S. Government Agency securities or cash. The Company has established credit limits for issuers and counterparties that are also monitored on a daily basis. The Company further reduces credit risk, where appropriate, by entering into enforceable netting agreements and arrangements that enable the Company to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers or counterparties are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic

Continued

conditions. The Company's credit concentrations may arise from trading, underwriting and financing activities. The Company monitors credit risk on both an individual issuer and group counterparty basis.

The Company is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of the Company's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers and insurance companies. The Company's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to the Company.

The Company's largest concentration of credit risk and issuer risk relates to securities issued by the U.S. Government and U.S. Government Agencies. At December 31, 2017, financial instruments owned that were obligations of the U.S. Government or U.S. Government Agencies represented approximately 95% of the Company's financial instruments owned, at fair value. At December 31, 2017, approximately 98% of the Company's securities purchased under obligations to resell and other collateralized financing arrangements were collateralized by such obligations, after any netting.

Other Risks

Operational, legal, regulatory and financial control risk relate to losses the Company may incur due to items such as the failure in execution and settlement of securities transactions, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, the review/challenge of testing performed on key control processes, escalation procedures for risk events, the promulgation of documented policies and procedures, and the monitoring and tracking of operational risk issues and events. New products and significant change are risk assessed and approved via the BTTAP and CRR processes.

Legal and regulatory risk is managed through the assistance of in-house Legal and Compliance Departments staffed with experienced attorneys and compliance professionals knowledgeable in the firm's areas of business. RBSSI's in-house lawyers and compliance professionals work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees and their supervisors written policies and procedures for the proper conduct of business in accordance with applicable law, regulation and RBSSI policy.

RBSSI seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

10. Short-term Borrowings

In addition to obtaining short-term secured financing through the repurchase and securities lending markets, RBSSI obtains short-term unsecured financing from RBSHI and The Royal Bank of Scotland plc ("RBS plc"), a wholly owned subsidiary of RBS. The Company's borrowing with RBS plc was pursuant to a $4.5 billion committed unsecured financing facility with a maturity date of August 31, 2018 as discussed in Note 19.

At December 31, 2017, RBSSI had the following short-term liabilities set forth below with maturities of one month or less:

	$m	Weighted Average Interest Rates
RBS Holdings USA Inc.	263	1.36%
The Royal Bank of Scotland plc	1	- (1)
Total Short-term borrowings	264	

(1) Weighted average interest rate is negligible.

Substantially all is borrowed on an overnight basis.

11. Subordinated Liabilities

At December 31, 2017, RBSSI had $685 million of subordinated liabilities with RBS plc which had an interest rate that fluctuates with LIBOR rates and will mature in 2020.

The liabilities are subordinated to the claims of general creditors of the Company and have been approved by the Company's regulators as regulatory capital. These subordinated liabilities are included by the Company in computing regulatory net capital. To the extent that the borrowings are required for RBSSI's continued compliance with minimum net capital requirements, they may not be repaid.

12. Commitments and Contingencies

Leases and Related Commitments
There were no outstanding commitments.

Forward Financing Arrangements
In connection with its financing activities, including securities borrowed and pledged activities, RBSSI had outstanding commitments to enter into future collateralized lendings of approximately $8,351 million and had commitments to enter into future collateralized borrowings of approximately $747 million as of December 31, 2017. All such commitments mature within 6 months and have stated terms, some of which may be subject to change prior to the effective date.

Underwriting Commitments
In the normal course of business, the Company enters into underwriting contracts. There were no open commitments at December 31, 2017.

Litigation
RBSSI is party to legal proceedings, and the subject of investigations and regulatory matters in the United States and other jurisdictions, arising out of its normal business operations.

All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBSSI incurring a liability. RBSSI recognizes a provision for a liability in relation to these matters when it is probable that there is a present loss contingency resulting from a past event, and a reasonable estimate can be made of the amount of the loss contingency.

Continued

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss or possible range of loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. RBSSI cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where RBSSI may enter into a settlement agreement or recognize a provision in contemplation of a potential settlement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which RBSSI believes it has credible defenses and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows and any provisions that have been established.

While the outcome of the legal proceedings, investigations and regulatory matters in which RBSSI is involved is inherently uncertain, management believes that, based on the information available to it, appropriate accounting provisions have been made in respect of legal proceedings, investigations and regulatory matters as of December 31, 2017.

The material litigation, investigations, and regulatory matters in which RBSSI is involved are described below. If any such matters were resolved against RBSSI, these matters could, individually or in the aggregate, have a material adverse effect on RBSSI's net assets, operating results, or cash flows in any particular period. RBSSI cannot predict the outcome of these matters at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on RBSSI's statement of financial condition.

Litigation Matters
There continues to be litigation in the financial services industry focused on residential mortgage and credit crisis related matters. As a result, RBSSI is the subject of claims for damages and other relief regarding mortgages and related securities. With respect to all of the current claims described herein, RBSSI considers that it has substantial and credible legal and factual defenses to these claims and will continue to defend them vigorously.

Residential Mortgage-Backed Securities ("RMBS") Litigation
RBSSI has been named as a defendant in its role as underwriter in a number of claims in the United States that relate to the securitization and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit. In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

In September 2011, the US Federal Housing Finance Agency ("FHFA") as conservator for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac") filed a lawsuit against RBSSI and certain affiliates, in the United States District Court for the District of Connecticut relating to approximately $32 billion of RMBS for which RBSSI acted as underwriter. On July 12, 2017, RBSSI and its affiliates announced a settlement of this matter. Pursuant to

the settlement agreement, FHFA has withdrawn its claims relating to the securities at issue in the case. The cost to RBSSI was substantially covered by existing provisions.

RBSSI remains a defendant in a lawsuit relating to RMBS issued by Nomura Holding America Inc. ("Nomura") and subsidiaries filed by the FHFA as conservator for the Fannie Mae and the Freddie Mac. In May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favor of FHFA, finding, as relevant to RBSSI, that the offering documents for four Nomura-issued RMBS for which RBSSI served as an underwriter, relating to $1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitizations. Nomura and RBSSI appealed. On September 28, 2017, the court's judgment against Nomura and RBSSI was affirmed by the United States Court of Appeals for the Second Circuit.

RBSSI estimates that its net exposure under the Court's judgment is approximately $318 million, which consists of the difference between the amount of the judgment against RBSSI ($636 million) and the estimated market value of the four RMBS that FHFA would return to RBSSI pursuant to the judgment, plus the costs and attorney's fees that will be due to FHFA if the judgment is upheld. The judgment is stayed pending defendants' request for review by the United States Supreme Court, though post-judgment interest on the judgment amount will accrue while that request is pending. RBSSI intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

RBSSI is also a defendant in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. RBSSI has settled this matter for $55.3 million, which has been paid into escrow pending final court approval of the settlement.

In addition to the above, the remaining RMBS lawsuits against RBSSI and its affiliates' consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation (as receiver for Guaranty Bank, Colonial Bank, Citizens National Bank, Strategic Capital Bank, and United Western Bank) that together involve the issuance of less than $1 billion of RMBS issued primarily from 2005 to 2007.

RBSSI cannot predict the outcome of all these cases at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on RBSSI's statement of financial condition. Additional settlement costs or provisions related to the RMBS litigation, as well as the investigations into RMBS-related conduct involving RBSSI set out under regulatory matters may be necessary in future periods for amounts that could be substantial in some instances and in aggregate could be substantially in excess of the existing provisions.

With respect to certain of the RMBS claims described above, RBSSI has or will have contractual claims to indemnification from the issuers of the securities. The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

US Treasury securities antitrust litigation

Beginning in July 2015, numerous class action antitrust complaints were filed in the United States federal courts against a number of primary dealers of US Treasury securities, including RBSSI. The consolidated amended complaint for these matters, pending in the United States District Court for the Southern District of New York, alleges that RBSSI and the other defendants rigged the US Treasury securities auction bidding

process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaint asserts claims under the US antitrust laws on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The defendants anticipate filing a motion to dismiss the operative complaint in this matter.

Swaps Antitrust Litigation
Beginning in November 2015, RBS, RBS plc and RBSSI, as well as a number of other interest rate swap-dealers, were named as defendants in a number of class action antitrust complaints filed in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois. The complaints, filed on behalf of persons who entered into interest rate swaps with the defendants, allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps to the alleged detriment of the plaintiff class.

In addition, two complaints containing similar allegations of collusion were filed in United States District Court for the Southern District of New York on behalf of TeraExchange and Javelin, who allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the US antitrust laws. In June 2016, all of these matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

In July 2017, the Court overseeing the above matters dismissed all claims against RBS companies relating to the 2008 - 2012 time period, but declined to dismiss certain antitrust and unjust enrichment claims covering the 2013 - 2016 time period. Discovery is ongoing.

On June 8, 2017, TeraExchange filed another complaint against RBS, RBS plc, RBSSI and others in the United States District Court for the Southern District of New York, this time relating to credit default swaps instead of interest rate swaps. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. RBS entities have filed a motion to dismiss the complaint in this matter.

FX antitrust litigation
In 2015, RBS (and RBSSI) settled a consolidated antitrust action ("the consolidated action"), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or b) exchange-traded FX instruments. Following the Court's preliminary approval of the settlement on December 15, 2015, RBS and certain affiliates paid the total settlement amount ($255 million) into escrow pending final court approval of the settlement.

Another FX-related class action against RBS, RBSSI and others, asserting Employee Retirement Income Security Act ("ERISA") claims on behalf of employee benefit plans that engaged in FX transactions, including claims based on alleged non-collusive FX-related conduct, was dismissed on September 20, 2016 on the grounds that the plaintiffs failed to plead that the defendants had ERISA-based fiduciary duties to the plaintiffs. Plaintiffs' appeal of this dismissal remains pending.

Beginning in September 2016, several additional class action complaints were filed in the United States District Court for the Southern District of New York asserting claims on behalf of "indirect purchasers" of

FX instruments. The plaintiffs define "indirect purchasers" as persons who were indirectly affected by FX instruments that others entered into directly with defendant banks or on exchanges. The consolidated amended complaint for these matters allege that certain RBS companies and other defendant banks caused damages to the "indirect purchasers" by conspiring to restrain trade in the FX spot market. The plaintiffs have asserted claims under federal and state antitrust laws. RBS and the other defendants have filed a motion to dismiss, which remains pending.

On July 12, 2017, Alpari (US) LLC ("Alpari") filed a class action complaint against RBS companies (including RBSSI) in the United States District Court for the Southern District of New York. The complaint alleges that RBS entities breached contracts with Alpari and other counterparties by rejecting FX orders placed over electronic trading platforms through the application of a function referred to as "Last Look", and that the rejected orders were later filled at prices less favorable to putative class members. The complaint contains claims for breach of contract and unjust enrichment. RBS has filed a motion to compel arbitration of Alpari's claims or, in the alternative, to dismiss those claims for improper venue.

In September 2015, certain members of RBS (including RBSSI), as well as a number of other financial institutions, were named as defendants in two class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions, alleging that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades. RBS entities settled the matters for approximately 13 million Canadian dollars. The settlement amount has been paid and the settlement has received final court approval.

LIBOR litigation

Certain members of RBS (including in some instances, RBSSI) have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that RBS entities and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming RBS companies as a defendant, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

In a series of orders issued in 2013 and 2014, the district court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under Racketeer Influenced and Corrupt Organizations Act ("RICO"), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. On May 23, 2016, the district court's dismissal of plaintiffs' antitrust claims was vacated by the United States Court of Appeals for the Second Circuit, which

held that plaintiffs have adequately pled antitrust injury and an antitrust conspiracy, but remanded to the lower court for further consideration on the question of whether plaintiffs possess the requisite antitrust standing to proceed with antitrust claims.

In a decision issued on December 20, 2016, the district court held that it lacks personal jurisdiction over RBS defendants with respect to certain claims asserted in the coordinated proceeding. Following that decision, RBS entities were dismissed from each of the USD LIBOR related class actions in the coordinated proceeding, subject to appeal, although certain non-class cases on behalf of particular plaintiffs remain pending.

Other Litigation Involving RBSSI

In addition, RBSSI is named as a defendant in other actions. For example, RBSSI has been named as an underwriter defendant in various class actions involving public debt or equity where the plaintiff generally has brought actions against the issuer and underwriters of such securities.

RBSSI has been named as a defendant in an employment action pending in federal district court brought by a former employee alleging he was wrongfully terminated for being a whistleblower.

RBSSI and certain affiliates, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On September 25, 2014, the Court largely denied the defendants' motion to dismiss. In October 2017, the trustee filed a Second Amended Complaint, and the defendants filed a motion to dismiss the complaint, which is pending. Discovery is ongoing.

On August 24, 2016, three pension funds filed a summons with notice initiating an action in the Supreme Court of the State of New York against RBS plc and RBSSI. *Firefighters' Retirement Sys. v. Royal Bank of Scotland plc*, Index No. 654470/2016 (N.Y. County). Plaintiffs alleged in the complaint that they were investors in preference shares in FIA Leveraged Fund, a Cayman Islands fund that is now in liquidation proceedings. They sought to recover roughly $9.1 million paid to RBS entities by a third-party borrower that allegedly obtained those amounts by redeeming junior shares in FIA Leveraged Fund in violation of an alleged redemption priority afforded to plaintiffs' preference shares. On January 23, 2018, a settlement agreement was executed that fully resolved the case and the settlement amount has been paid by an RBSSI affiliate that was also named defendant in the case.

RBSSI cannot predict the outcome of all of the cases under litigation matters at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on RBSSI's financial position.

Regulatory Matters

RBS's (including RBSSI's) businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the United States, the United Kingdom, the European Union, and elsewhere. RBS has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the US, the UK, the EU, and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering

and sanctions regimes. The NatWest Markets segment in particular, of which RBSSI is a part, has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities. Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by RBSSI, remediation of systems and controls, public or private censure, restriction of RBSSI's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on RBSSI, its business, authorizations and licenses, reputation, results of operations or the price of securities issued by it.

RMBS and Other Structured Products Investigations
RBSSI is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organizations, including the U.S. Department of Justice ("DOJ") and several state attorneys general, including those mentioned below, relating to, among other things, issuance, and underwriting of mortgage-backed securities and collateralized debt obligations ("CDOs"). These ongoing matters include, among others, active investigations by the DOJ, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitizations and related disclosures.

RBSSI and its affiliates continue to cooperate with the DOJ in its investigations of RMBS matters and with certain state attorneys general in their investigations. The duration, timing for resolution, and outcome of these investigations and RMBS litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached. Further substantial provisions and costs may be recognized and, depending on the final outcome, other adverse consequences may occur.

In December 2017, a RBSSI affiliate agreed to pay $125 million to settle the RMBS investigation of the California Attorney General. Ongoing investigations into the same or similar issues by certain other state attorneys general are at various stages. RBS is in advanced discussions with the New York Attorney General to resolve its investigation, although there is no certainty that any settlement will be reached.

On October 26, 2017, the United States Attorney for the District of Connecticut ("USAO") announced that it had entered into a Non-Prosecution Agreement ("NPA") with RBSSI in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. The NPA, which recognizes RBSSI's timely self-reporting and cooperation, required RBSSI to pay a penalty of $35 million, reimburse customers at least $9.1 million, and continue to cooperate with the investigation. These amounts were covered by provisions existing at the time of settlement. As part of the NPA, the USAO has agreed not to file criminal charges against RBSSI relating to certain conduct and information described in the NPA if RBSSI complies with the NPA during its one-year term. In March and December 2015, two former RBSSI traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBSSI.

Trading Rates

From February 2013 to December 2016, RBS entered into settlements with various governmental authorities in relation to investigations into submissions, communications and procedures around the setting of LIBOR and other interest rates and interest rate trading, which, among other things, required RBS to pay significant penalties. As part of these resolutions, RBS made certain undertakings regarding benchmark interest rates, including the undertakings contained in its February 2013 resolution with the Commodity Futures Trading Commission. RBS continues to co-operate with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and APAC.

On February 3, 2017, it was announced that RBS plc and the CFTC entered into a civil settlement resolving the CFTC's investigation of ISDAFIX and related trading activities. As part of the settlement, RBS has paid a penalty of $85 million and agreed to certain undertakings.

FX

In November 2014, RBS plc reached a settlement with the Financial Conduct Authority ("FCA") and the CFTC in relation to investigations into failings in RBS's FX businesses. RBS plc agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. The fines were paid in November 2014.

In May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its NatWest Markets segment. RBS plc paid a penalty of $274 million to the Federal Reserve and agreed to pay a penalty of $395 million to the DOJ to resolve the investigations.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. On January 5, 2017, the United States District Court for the District of Connecticut imposed a sentence on RBS plc consisting of the $395 million criminal fine previously agreed with the DOJ and a term of probation, which among other things, prohibits RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties. Subsequent to the sentencing, RBS plc paid the criminal fine, which had been covered by an existing provision.

RBS plc and RBSSI have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBSSI agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBSSI are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an

Continued

annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

RBS entities are cooperating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its NatWest Markets segment. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and may well be material.

At this time, RBSSI is fully cooperating with each of these ongoing investigations and requests. At this stage it is not possible to estimate the effect or possible range of loss of the matters discussed above in excess of any provision accrued, if any.

13. Guarantees

In the normal course of its business, RBSSI may be party to various types of guarantees with counterparties in connection with certain underwriting, securitization, asset sale and other transactions. Contracts that fall under the definition of guarantees include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Indemnifications
RBSSI provides representations and warranties to counterparties in connection with, among other things, certain financing, asset-sale and underwriting transactions and occasionally provides indemnifications to those counterparties against potential losses caused by a breach of those representations and warranties. These and other indemnifications are ordinarily documented on the basis of negotiated market terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur except as described in Note 12. Accordingly, RBSSI has determined that it is not possible to develop an estimate of the maximum payout under these indemnifications. RBSSI has not recorded any liabilities in the statement of financial condition as of December 31, 2017 related to these indemnification arrangements.

Other Guarantees
RBSSI is a member of various exchanges and clearing houses that trade, settle, and clear securities and/or futures contracts. Under standard membership agreements, RBSSI guarantees the performance of other members and may be required to pay a proportionate share of the obligations of such exchanges or clearing houses in the event of member defaults. This risk is mitigated in many cases by the exchanges or clearing houses requiring its members to post collateral. RBSSI has not recorded any liabilities in the statement of financial condition as of December 31, 2017 related to these arrangements as it believes that it is unlikely that it will have to make material payments under such arrangements.

In addition, RBSSI when acting as FCM, may be obligated to make payments to the relevant clearing house to the extent that a customer cannot meet its obligations to such clearing house. This risk is mitigated by

requiring clearing customers to post collateral to RBSSI in an amount no lesser than what is required by the clearing house.

14. Income Taxes

RBSSI's deferred income taxes arise principally from litigation reserves and other liabilities not currently deductible and net operating losses. RBSSI has federal net operating loss carry forwards of $2,916 million and state net operating loss carry forwards of $2,367 million which are offset by a full valuation allowance expiring in various years through 2037.

Management has determined that it is more likely than not that the benefit from all of the federal and state deferred tax assets will not be realized. In recognition of this risk, all of RBSSI's federal and state deferred tax assets are offset by a $1,278 million valuation allowance as of December 31, 2017. The decrease in the valuation allowance for the current year was $252 million.

On December 22, 2017, the United States Congress and the Administration signed into law the Tax Cuts and Jobs Act ("TCJA"). TCJA makes significant changes to the federal corporate income tax law including reducing the corporate income tax rate from 35% to 21%, effective January 1, 2018. The carrying value of RBSSI's deferred tax assets is also determined by the enacted US corporate income tax rate. Consequently, any changes in the US corporate income tax rate impacts the carrying value of RBSSI's deferred tax assets. Under the new corporate income tax rate of 21%, deferred income tax assets have decreased by $583 million and the valuation allowance has also decreased by $583 million. The TCJA enacts new tax laws that also apply prospectively including, but not limited to, an expanded definition of non-deductible fines and penalties and the imposition of a new type of tax called the base erosion and anti-abuse tax.

Given the significance of the legislation, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118"), which allows registrants to record provisional amounts during a one year "measurement period." The measurement period is deemed to end earlier when the registrant has obtained, prepared and analyzed the information necessary to finalize its accounting. During the measurement period, impacts of the law are expected to be recorded at the time a reasonable estimate for all or a portion of the effects can be made, and provisional amounts can be recognized and adjusted as information becomes available, prepared or analyzed. The FASB staff would not object to the application of SAB 118 to private companies. The Company has applied the provisions of SAB 118.

SAB 118 summarizes a three-step process to be applied at each reporting period to account for and qualitatively disclose: (1) the effects of the change in tax law for which accounting is complete; (2) provisional amounts (or adjustments to provisional amounts) for the effects of the tax law where accounting is not complete, but that a reasonable estimate has been determined; and (3) a reasonable estimate cannot yet be made and therefore taxes are reflected in accordance with law prior to the enactment of the Act. As the Company's income tax provision is based on information available at this time and may change upon the discovery of clarifying guidance and/or additional facts, the accounting for the impact of the Act is considered provisional. As of December 31, 2017, management does not believe that the impact of the Act will materially impact the Company's statement of financial condition.

RBSSI settles its income tax provision with RBSHI by agreement through intercompany accounts. At December 31, 2017, the amount receivable from RBSHI for income taxes was approximately $1 million and is included in other liabilities.

Continued

The total amounts of gross unrecognized tax benefits at the beginning and end of the year were as follows:

	$m
Unrecognized tax benefits - opening balance	11
Gross Increases - Tax Positions in Prior Period	-
Gross Decreases - Tax Positions in Prior Period	(2)
Gross Increases - Tax Positions in Current Period	-
Lapse of Statute of Limitations	(1)
Settlement	(1)
Unrecognized tax benefits - ending balance	7

As of December 31, 2017, RBSSI has approximately $7 million of total gross unrecognized tax benefits. Of the total unrecognized tax benefits, approximately $7 million represents the amount of the unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. Accrued interest related to uncertain tax positions amounted to $1 million as of December 31, 2017.

RBSSI is under audit in certain jurisdictions. The Internal Revenue Service audit for tax years 2011-2013 is in progress and has been expanded to include tax years 2014-2015 on a limited scope basis. As a part of a combined tax return, RBSSI is under audit in the state of California for tax years 2012-2013. The 2009-2013 Massachusetts audit closed in 2017 with no material changes to the statement of financial condition. For the open audits, management anticipates that adjustments to the unrecognized tax benefits, if any, will not result in a material change to the statement of financial condition. The statute of limitations for other states remains open for the tax years 2013 and forward.

15. Collateral

In connection with its trading activities, particularly in U.S. Government and Agency securities, RBSSI enters into collateralized repurchase agreements, securities lending arrangements and certain other collateralized transactions. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, collateral, in the form of cash or securities, has a fair value in excess of the obligations under the contract.

At December 31, 2017, RBSSI has accepted collateral that it is permitted by contract to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with institutional clients and other broker dealers. The net fair value of securities received as collateral at December 31, 2017 was approximately $24,236 million. In the normal course of business, this collateral is primarily used by RBSSI to cover short sales and to obtain financing. At December 31, 2017, primarily all of the above collateral has been delivered against securities sold short or repledged by RBSSI.

RBSSI also pledges certain financial instruments owned, at fair value in connection with repurchase agreements and securities lending agreements to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged as of December 31, 2017:

	$m
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	758
Did not have the right to deliver or repledge	2,461

16. Net Capital Requirements

As a registered Broker-Dealer and FCM, RBSSI is subject to the net capital rules of both the SEC (Rule 15c3-1) and the CFTC (Regulation 1.17).

Under the SEC's "Uniform Net Capital Rule", RBSSI has elected to compute its minimum net capital using the alternative method. As such, RBSSI is required to maintain minimum net capital of the greater of 2% of aggregate customer debit items or $1 million, as defined in SEC Rule 15c3-3 (SEC Rule 15c3-1(a)(1)(ii)), 4% of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder (SEC Rule 15c3-1(a)(1)(iii)), or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts (CFTC Regulation 1.17(a)).

At December 31, 2017, RBSSI had regulatory net capital of $1,826 million, which was $1,794 million in excess of its required minimum net capital of $32 million.

Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

17. Employee Benefit Plan

Employees of RBSSI are eligible to participate in the RBS Retirement Savings Plan (the "Plan"), a defined contribution plan, subject to the satisfaction of various eligibility requirements. The Plan sponsor is RBS plc. Participating employers include RBSSI, the Plan sponsor, and certain of its affiliates. RBSSI matches a portion of its employee participant contributions and makes an annual contribution in accordance with the Plan documents.

18. Related Party Transactions

In the normal course of business RBSSI conducts transactions with, and provides operational and administrative support to, affiliated companies for which it receives consideration. In addition, certain RBSSI activities are guaranteed by RBS plc.

The Company's assets and liabilities with affiliates include collateralized financing arrangements entered into with RBS plc and RBS Securities Japan, primarily to facilitate client activities and to cover short sales and to finance financial instruments owned. Interest is accrued on these transactions and is reported in accrued interest receivable/payable. Included in receivables and payable from/to brokers, dealers and other institutions and from customers are receivables and payables where the Company clears futures transactions

Continued

for affiliates, primarily RBS plc. Payables to brokers, dealers and other institutions primarily include payables for unsettled trades primarily transacted with RBS plc. Short-term borrowings include unsecured borrowings that provide operational funding and liquidity. Other assets primarily includes a receivable for payments amounting to $191 million made on behalf of NWGH, as well as receivables from other affiliates in conjunction with operational support provided in the normal course of business. Other liabilities include payables to affiliates in conjunction with operational support received in the normal course of business.

The following table summarizes RBSSI's assets and liabilities as of December 31, 2017 with affiliated companies.

	$m
Assets:	
Receivables from brokers, dealers and other institutions	50
Receivables from customers	16
Securities purchased under agreements to resell and other collateralized financing arrangements	15,799
Financial instruments owned, at fair value	27
Accrued interest receivable	22
Other assets	197
Liabilities:	
Short-term borrowings	264
Payables to brokers, dealers and other institutions	122
Payables to customers	361
Securities sold under agreements to repurchase and other collateralized financing arrangements	704
Financial instruments sold, but not yet purchased, at fair value	27
Accrued interest payable	1
Other liabilities	160
Subordinated liabilities	685

19. Subsequent Events

RBSSI has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 27, 2018, the date the audited statement of financial condition was issued. On February 19, 2018, the Company renewed its committed unsecured financing facility (described in Note 10) with RBS plc for six months maturing on August 31, 2018. No other recordable or disclosable events occurred through this date.

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